82-5097

04 JAN 13 AM 7:21

AQUARIUS
PLATINUM LIMITED

04012072

FACSIMILE TRANSMISSION

Date:	13 January 2004	
To:	Office of International Corporation Finance	
Company:	Securities and Exchange Commission	
Fax:	0011 1 202 942 9624	
From:	Nick Bias	
Number of Pages:	17	*(Including this cover page)*
Re:	**Aquarius Platinum Limited – File # 82-5097**	

The information contained in this facsimile message may be confidential and/or subject to copyright. If you are not the intended recipient, any use, disclosure or copying of this document is unauthorised. If you have received this document in error, please notify us immediately on telephone number (61 8) 9485 2111.

SUPPL

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

dw 1/14

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

82-5097

AQUARIUS
PLATINUM LIMITED

13 January 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aquarius Platinum Limited - File # 82-5097

Dear Ladies and Gentlemen,

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Aquarius Platinum Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") the Australian Securities and Investments Commission (the "ASIC") the London Stock Exchange ("LSE") or the Registrar of Companies of Bermuda since 4 May 2001.

E-Lodge	30 April 2003	ASX & LSE	Announcement	Quarterly Report 31 March 2003

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at +618 9367 5211.

Very truly yours
AQUARIUS PLATINUM LIMITED

NICK BIAS
INVESTOR RELATIONS

(incorporated in Bermuda – Registration No: EC26290)
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON
PO BOX HM666, HAMILTON HMCX, BERMUDA
EMAIL: info@aquariusplatinum.com WEB SITE: www.aquariusplatinum.com

Highlights for the Third Quarter Year 2003

- Attributable production of 73,488 PGM oz for the March quarter, up 12,957 ozs from the previous quarter.
    - Mimosa expansion gains momentum with production up 145% to 25,462 PGM ozs (12,731 PGM ozs attributable to Aquarius).
    - Marikana ramp up at 11,167 PGM ozs in the quarter.
    - Kroondal production down 7% to 49,590 PGM ozs, hampered by geological disturbances
- Feasibility study results for the Everest South project proved positive.
- Aquarius Platinum London listed shares admitted into CREST settlement system in March 2003.
- Interim dividend of US 2 cents paid to shareholders on 28th March 2003.

Aquarius PGM Production


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
PGM Ounces
Mar02
Jun02
Sep02
Dec02
Mar03
Quarter Ended (June Year End)
Mimosa
Marikana
Kroondal

Quarter Ended March 2003	Platinum (ounces)	Palladium (ounces)	Rhodium (ounces)	Gold (ounces)	Total PGM ounces (4E)
Kroondal	30,829	13,628	4,926	207	**49,590**
Marikana	7,909	2,796	277	185	**11,167**
Mimosa (attributable to AQP)	6,716	4,651	493	871	**12,731**
TOTAL AQP Attributable	**45,454**	**21,075**	**5,696**	**1,263**	**73,488**

AQUARIUS PLATINUM SA (PTY) LTD (Aquarius 75%)

Kroondal Mine

Kroondal achieved 49,590 oz PGM production in this quarter, a 7% decrease from the 53,083 oz in the previous quarter. Ongoing mining problems were the main factor adversely affecting production. Corrective action has been taken and by the end of the quarter there were indications that the situation was improving.

Mining operations during the quarter produced a total of 718,000 ROM tonnes. Of this, 632,000 tonnes was from underground and 86,000 tonnes from open-pit operations. The average ROM grade of 3.01 g/t was an improvement compared with the 2.94 g/t of the previous quarter.

Underground mining operations were further affected by a shortage of face length due to a continuation of the unexpected geological disturbances (potholes and faults) noted in the December 2002 quarterly report. This led to face availability decreasing during the quarter in spite of additional development work being undertaken.

A quantity improvement plan to increase production and face length availability has been implemented. This includes:

- Normal development continuing on a pre-planned basis.
- Blasting on all three shifts for redevelopment around and through geological structures.
- The deployment of newly acquired equipment (drill rig and LHD's) to create both additional face (and tonnes) and be part of the overall maintenance of the face length for the medium to long term.
- Pillar extraction at the top section East of East Mine and ongoing geotechnical investigations in other areas to identify additional opportunities for pillar extraction.
- Transfer of resources from East to Central Mine in order to better utilize available face length at Central.

The area mined during the quarter had an unusually low in situ grade of 4.62 g/t compared with the previous quarter of 4.96 g/t. This is the subject of intensive investigation at present.

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The ROM grade improvement of 2% was achieved through a combination of reduced waste dilution in underground mining and an increase in the proportion of opencast mining.

Recoveries for the quarter were down slightly at 70% compared to the previous quarter at 73 %. This was largely due to using spare processing capacity to allow profitable mining and treatment of shallow oxidised ore.

Kroondal received a basket price of US$531 per oz for the March quarter compared to US$508 per ounce for the December quarter. The US dollar further weakened against the ZAR during the quarter for an average of ZAR8.31 during the quarter compared to ZAR9.63 in the previous quarter. Cash costs at ZAR95 million (ZAR92 million) were up due to conveyor belt replacement. On a per PGM oz basis, costs were ZAR1,908 compared with ZAR1,733 for the last quarter, reflecting lower production rates achieved during the quarter.


Kroondal Platinum Mine
PGM Production in Ounces
60,000
50,000
40,000
30,000
20,000
Quarter Ended
PGM production

Quarter Ended	Metal in concentrate produced (ozs)				
	Pt	Pd	Rh	Au	Total PGMs
Mar 03	30,829	13,628	4,926	207	**49,590**
Dec 02	32,553	14,869	5,439	222	**53,083**
Sept 02	34,792	15,718	5,674	267	**56,451**
June 02	32,389	14,435	5,295	270	**53,289**
Mar 02	34,045	15,139	5,478	344	**55,006**

Impala Refinery Services Limited

On 26th March, Aquarius brought to the market's attention a dispute with Impala Refining Services concerning the high grade concentrate off-take agreement. Proposing that the matter be

referred to arbitration, the matter was swiftly resolved the same week. All concentrate shipments have now been returned to IRS. A third party was employed to treat concentrate for a short period, on terms no less favourable than the IRS contract.

Safety

Safety continues to improve with the Disabling Injury Incidence Rate (DIIR) (being the number of lost time injuries expressed as a rate per 200,000 man hours worked) showing a downward trend over the past twelve months with the current rate being 1.45 (lost time injuries) compared to 2.04 for the previous corresponding period.

Marikana Mine

Having successfully commissioned the plant ahead of schedule in the previous quarter, Marikana has now entered the production build up phase of operations.

To date, Marikana has stripped 6.3 million cubic meters of overburden and mined 236,000 ROM tonnes. Overburden stripping and the consequent exposure and extraction of reef from the open pits were hampered by clay type soils. During the quarter, 2.66 million cubic meters of overburden were stripped and 172,000 tonnes of ROM ore were mined.

The reef delivered to the plant was predominantly contained in a red clay matrix. An innovative slurrying and pumping installation (called monitoring) was employed to feed this material to milling and flotation, as it was unsuitable for handling by the existing crushing, conveying and ore storage installations.

The plant treated 286,000 tonnes (previous quarter 55,000 tonnes) at a head grade of 3.55g/t (3.13g/t). Recovery from this oxidised material was low at 34.14% (45.1%). A total of 11,167 PGM oz was produced during the quarter - up from 2,240 oz in the previous quarter. The throughput was higher than the planned 207 000 tonnes but recovery and pgm production were both low compared to the build up plan of 15,588 oz at 59.8% recovery.

As greater depth was achieved in the pits the ore became less clayey but remained generally friable and heavily oxidised. This free digging material was fed to the plant by a combination of either monitoring or crushing depending upon the amount of competent material present. Recent mining has intersected fresh (competent and unoxidised) reef at approximately 35m below surface. This depth is as predicted in the geological analysis in the feasibility study.

For the immediate future, the focus will be on the exposure of fresh ore and the first blast of competent waste is scheduled for the first week of April. Mining for the coming two months will provide access to higher than average grade fresh ore in the south eastern area of the property. Forecasting from the latest detailed block plans and geological data indicates that the equilibrium mix of 75% fresh and 25% oxidised ore should be achieved in the first quarter of FY 2004.

As a consequence of the delayed mining of fresh ore, plant recoveries were lower than anticipated and the operating cost break-even point was not achieved in the quarter. Marikana's results will

82- 5097

only be designated operational when breakeven is reached. This is expected to occur during the quarter ending 30 June 2003. Until then, all net costs continue to be capitalised.
Capital expenditure for the quarter amounted to US$9.8 million (ZAR81 million). The total project capital is still expected to be approximately R621 million, below the budget of ZAR666 million (US$66 million).

Marikana PGM Production (ounces)

Quarter Ended	Metal in concentrate produced (ozs)				
	Pt	Pd	Rh	Au	Total PGMs
Mar 03	7,909	2,796	277	185	**11,167**
Dec 02	1,713	421	97	9	**2,240**

Everest South
In early April the Company announced that the feasibility results for the Everest South project demonstrate that the project is technically sound and financially viable.

On a range of currency and metal price scenarios, and including proposed royalty payments, the economics of the project are robust. The feasibility study indicated that Everest South currently has a UG2 ore reserve of 26.05 million tonnes at 3.34gt (4E) PGM containing 2.8 million ounces of PGMs.

Situated on the eastern limb of the Bushveld Complex in South Africa, the project has the potential to increase the Company's output of PGMS (platinum, palladium, rhodium and gold) by 225,000 oz per annum, whilst maintaining Aquarius' position as a low cost PGM producer. Thus, with the likely commencement of the Everest South Project in late 2003, Aquarius remains on track to meet its target objective of 600,000oz annual PGM production by 2005.
?
Initial financing discussions for the project have commenced with interested parties. The sharp appreciation of the South African Rand requires that the Company seeks additional external financing facilities to complement the internal cash flows marked for the project. In light of the requirement to seek this funding the Board has decided to upgrade the study to full bankable status. Venmyn Rand (Pty) Limited have been commissioned for this purpose.

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ZCE PLATINUM (Aquarius 50%)

Mimosa Mine

Operational expansion progressed during the quarter and the production of PGMs in concentrate increased by 145% over the previous period to 25,461 oz, from 10, 410 oz.

The average achieved basket price for the PGM's was US$ 500 /oz compared with US$454 /oz in the previous quarter. Together with the contribution from base metals (approximately 20% of gross revenue) this generated sales revenue for the quarter of US$12.5 million, up US$9.1 million from the previous quarter at a gross cash margin (68%) of some US$8.5million


Mimosa Platinum Mine
30,000
25,000
20,000
15,000
10,000
5,000
PGM Production Ounces
Ozs
Quarter Ended

During the quarter mining operations hoisted a ROM total of 188,000 tonnes at an average head grade of 3.95 g/t. It has taken longer than anticipated to complete the training of new employees on underground operations and this figure compares to a plan of 252,000 tonnes for the period. Tonnes milled during the quarter amounted to 278,000 tonnes at an average plant feed grade of 3.77 PGM g/t compared with 147,000 tonnes at 3.66 PGM g/t in the previous quarter.

Mine Expansion

Commissioning of the new concentrator continued during the period under review. Plant availability and milled tonnages were all well ahead of plan. Recovery improvement initiatives are still ongoing and recoveries were close to long-term budgets. The training program to increase the skills of operational staff on the surface plant continued throughout the period and the results thus far have been positive. Although mining operations are still below planned efficiency levels, it is pleasing to report that these efficiencies are improving on a weekly basis.

The new underground training school passed out its first set of recruits in the period as they had achieved steady state operations. A second set of recruits has now been placed into the school. The purpose of the underground training school is to focus on the training of standards, work

82-5097

cycles, production techniques and safety of all new employees before they are placed in the production environment. Down dip development reached the planned 14 level in the period and this has now been stopped to focus on improving daily blasting efficiencies and commencement of the mining of strike panels. This is proceeding well and in line with mine plans.

Mimosa Production

Quarter Ended	PGM production (oz) (Metal in concentrate produced)				
	Pt	Pd	Rh	Au	Total PGMs
March 03	13,431	9,302	986	1,742	25,461
Dec 02	5,313	3,959	414	724	10,410
Sept 02	4,114	3,045	355	521	8,035

Quarter Ended	Base Metal production (Tonnes) (Metal in concentrate produced)		
	Ni	Cu	Co
March 03	332	293	10
Dec 02	153	128	4.40
Sept 02	111	89	3.25

Total mine (mining and treating costs) cash costs for the quarter were US$8.8 million compared to US$2.3 million in the previous quarter. Unit cash costs were US$197.01/PGM oz (US$ 86.45/PGM oz after by- product credits). These unit costs were higher than the previous quarter (US$125 and US$49 respectively) as a result of high levels of local inflation and a strengthening in the exchange rate utilized to convert the Zimbabwe dollars into a US dollar equivalent. The latter follows new Government Exchange Control directives published in February 2003.

Capital expenditure on the expansion during the quarter amounted US$2.5 million (cumulative US$32.7 million) with the total final project costs being forecast at approximately US$38 million.

Safety
The DIIR (Disabling Injury Incidence Rate) for the quarter was 0.73 (1.09 year to date) compared with 1.30 in the previous quarter. Safety continues to receive focused attention with the increase in worker complement following the expansion.

Foreign Currency Directives
In February the Reserve Bank of Zimbabwe published new Exchange Control directives which effectively established a new exchange rate for exporters of Z$824:US$1. This was the culmination of negotiations with Government of Zimbabwe by the Chamber of Mines and other organizations following a directive in the National Budget which would have required foreign currency to be converted at Z$55:US$1. The applicable exchange rate at the end of the last quarter was Z$1273:US$1.

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Corporate Matters

The Company's London listed shares may now be traded within CREST through Depository Interests. As a foreign domiciled issuer, shares in Aquarius Platinum's London listed shares were previously unable to be settled electronically by CREST. CREST is an electronic settlement system for securities in the UK. It offers firms and individual investors the opportunity of holding securities in secure, uncertified form and transferring them electronically in real-time with effective delivery versus payment. The Company believes that trading Aquarius Platinum Limited Depository Interests within CREST will enable shareholders to trade and hold shares more effectively, and that combined with the move into the FTSE 250 index, this new trading platform will result in improved liquidity on the London Stock Exchange.

The Australian Office in Perth, which provides secretarial and accounting services to the company, has implemented a cost reduction program and relocated to new premises. The anticipated annual saving to shareholders is estimated at US$350,000.

82-5097

AQUARIUS
PLATINUM LIMITED

STATISTICAL INFORMATION:

Kroondal	Unit	Current Quarter Mar 2003	Previous Quarter Dec 2002	+/- % Quarter on Quarter	YTD 9 months Mar 2003	Previous 9 months Mar 2002	+/- % 9 months Ytd
Safety							
DIIR	Rate/200 000 man hours	1.45	1.85	22	1.45	2.04	29
Revenue							
Gross revenue	R'000	216,892	195,555	11	654,037	675,055	(3)
PGM basket Price	US$/oz	531	508	5	513	509	1
Gross cash margin		56%	53%	6	56%	63%	(11)
Nickel Price	US¢/lb	3.78	3.22	17	3.37	2.54	33
Copper Price	US¢/lb	75	70	7	72	67	7
Ave ZAR/US$ rate		8.31	9.63	(14)	9.46	9.84	(4)
Cash Costs							
Per Rom ton	R/ton	130	121	(7)	128	129	1
	US$/ton	15	13	(15)	14	13	(8)
Per PGM ounce	R/oz	1,908	1,733	(10)	1,807	1,502	(20)
	US$/oz	230	180	(28)	191	153	(25)
Per PGM ounce after	R/oz	1,832	1,627	(13)	1,723	1,430	(20)
By product credit	US$/oz	220	169	(30)	182	145	(26)
Capital expenditure							
Current	R/ '000s	8,834	9,632	8	34,295	24,550	(40)
	US$ '000s	1,063	1,000	(6)			
Expansion	R/ '000s	-	325	-	1,353	49,950	97
	US$ '000s	-	34	-			
Mining							
Underground	ROM ton '000	632	685	(8)	1,975	1,650	20
Open Pit	ROM ton '000	86	78	10	256	264	(3)
Total		**718**	**763**	**(6)**	**2,231**	**1,914**	**(17)**
Grade							
Mined	g/t	2.42	2.46	(2)	2.48	2.51	(1)
Plant Head	g/t	3.01	2.94	2	3.00	3.12	(4)
Recoveries	%	70%	73%	(4)	72%	76%	(5)
PGM Production							
Platinum	Ozs	30,829	32,553	(5)	98,174	100,849	(3)
Palladium	Ozs	13,628	14,869	(8)	44,215	46,247	(4)
Rhodium	Ozs	4,926	5,439	(8)	16,040	16,807	(5)
Gold	Ozs	207	222	(7)	696	1,004	(31)
Total	**Ozs**	**49,590**	**53,083**	**(7)**	**159,124**	**164,907**	**(4)**
Base Metals Prd'n							
Nickel	Tonnes	40	48	(17)	133	148	(10)
Copper	Tonnes	20	23	(13)	61	71	(14)
Chromite	Tonnes	55	48	15	72	154	(47)

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Marikana	Unit	Current Quarter Mar 2003	Previous Quarter Dec 2002	+/- % Quarter on Quarter	YTD 9 months Mar 2003	Previous 9 months Mar 2002	+/- % 9 months Ytd
Safety							
DIIR	Rate/200 000 man hours	0.60	0.63	(5)	0.6	-	-
Revenue							
Gross revenue	R/ '000	-	-	-	-	-	-
PGM basket Price	US$/oz	-	-	-	-	-	-
Gross cash margin		-	-	-	-	-	-
Nickel Price	US¢/lb	-	-	-	-	-	-
Copper Price	US¢/lb	-	-	-	-	-	-
Ave ZAR/US$ rate		-	-	-	-	-	-
Cash Costs							
Per Rom ton	R/ton		-	-	-	-	-
	US$/ton		-	-	-	-	-
Per PGM ounce	R/oz						
	US$/oz						
Per PGM ounce after	R/oz		-	-	-	-	-
by product credit	US$/oz		-	-	-	-	-
Capital expenditure							
Current	R/ '000s						
	US$ '000s						
Expansion	R/ '000s	81,100	133,600	(39)	284,210	-	-
	US$ '000s	9,759	13,873	(30)	31,629	-	-
Mining							
Underground	ROM ton '000						
Open Pit	ROM ton '000	172	63	173	235		
Total		**172**	**63**	173	**235**		
Grade							
Mined	g/t	-	-	-	-	-	-
Plant Head	g/t	3.55	3.13	13	3.47	-	-
Recoveries	%	34%	45%	(24)	35%	-	-
PGM Production							
Platinum	Ozs	7,909	1,713	362	9,622	-	-
Palladium	Ozs	2,796	421	564	3,217	-	-
Rhodium	Ozs	277	97	186	374	-	-
Gold	Ozs	185	9	1,956	194	-	-
Total	**Ozs**	**11,167**	**2,240**	399	**13,407**	-	-
Base Metals Prodn							
Nickel	Tonnes	3	0	-	3	-	-
Copper	Tonnes	1	0	-	1	-	-
Chromite	Tonnes	0	0	-	0	-	-

06.APR.1990 00:17 #3758 P.012

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AQUARIUS PLATINUM LIMITED

Mimosa	Unit	Current Quarter March 2003	Previous Quarter Dec 2003	+/- % Quarter on Quarter	YTD 9 months Mar 2003	Previous 9 months Mar 2002	+/- % 9 months Ytd
Safety							
DIIR	Rate/200 000 man hours	0.73	1.3	(44)	0.87	-	-
Revenue							
Gross revenue	US$M	12.5	3.4	268	16.0	-	-
PGM basket Price	US$/oz	500	454	(10)	403	-	-
Gross cash margin		68%	78%	(13)	72%	-	-
Nickel Price	US¢/lb	3.47	2.98	16	3.32	-	-
Copper Price	US¢/lb	65	59	10	64	-	-
Cash Costs							
Per Rom ton	US$/ton	18.04	9.24	95	14.88	-	-
Per PGM ounce	US$/oz	197	131	50	175	-	-
Per PGM ounce after by product credit	US$/oz	86	49	76	74		
Capital Expenditure							
Current	US$ '000s	451	187	141	1031	-	-
Expansion	US$ '000s	2,534	3,211	(21)	14,891	-	-
Mining							
Underground	ROM ton '000	188	181	4	461	-	-
Open Pit	ROM ton '000	-	-			-	-
Total		**188**	**181**	**4**	**461**	-	-
Grade							
Mined	g/t	3.95	3.95	-	**461**	-	-
Plant Head	g/t	3.77	3.66	3	3.67	-	-
Recoveries	% -	76%	60%	27	66%		-
PGM Production							
Platinum	Ozs	13,431	5,313	153	22,858	-	-
Palladium	Ozs	9,302	3,959	135	16,306	-	-
Rhodium	Ozs	986	414	138	1,755	-	-
Gold	Ozs	1,742	724	141	2,987	-	-
Total	**Ozs**	**25,461**	**10,410**	**145**	**43,906**	-	-
Base Metals Production							
Nickel	Tonnes	332	153	117	596	-	-
Copper	Tonnes	293	128	129	509	-	-
Cobalt	Tonnes	10	5	100	18	-	-

CORPORATE INFORMATION

Aquarius Platinum Limited
Exempt Company Number: 26290
(Incorporated in Bermuda)

Board of Directors

Nicholas Sibley	Chairman
Stuart Murray	Chief Executive Officer
Walter Vorwerk	Financial Director
Cathie Markus	
Patrick Quirk	
James Slade	

Company Secretary
Willi Boehm

Registered Office
Clarendon House
2 Church Street
Hamilton HMEX Bermuda
Email: info@aquariusplatinum.com
Website: www.aquariusplatinum.com

Stock Exchanges

Australian Stock Exchange	Exchange Code: AQP.AX
London Stock Exchange	Exchange Code: AQP:L

Investor Relations Coordinator
Nicholas Bias

Issued Capital
At 31 March 2003, the Company had on issue:
79,753,892 fully paid ordinary shares
2,115,000 unlisted options

Substantial Shareholders 31 March 2003	No. of Shares	Percentage
Impala Platinum Holdings	**7,141,966**	8.96%
Zimasco Consolidated Enterprises Limited	**6,862,658**	8.60%
J P Morgan Nominees Australia	**6,257,706**	7.85%
Chase Nominees Limited	**3,909,668**	4.90%

Broker (LSE)
Evolution Beeson Gregory
The Registry, Royal Mint Court
London EC3N 4LB
Telephone: + 44 20 7488 4040
Facsimile: + 44 20 7481 3762

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AQUARIUS
PLATINUM LIMITED

Aquarius Platinum (South Africa) (Proprietary) Ltd.
75% Owned
Registration Number 2000/000341/07
(Incorporated in the Republic of South Africa)

The Great Wall Group Building
Block A, 1st Floor
5 Skeen Boulevard
Bedfordview South Africa 2007
P O Box 1282
Bedfordview South Africa 2009
Telephone: +27 11 455 2050
Facsimile: +27 11 455 2095
Email: info@aquariussa.co.za

Aquarius Platinum (Australia) Limited
100% Owned
ACN 007 870 699
(Incorporated in Australia)

Level 4, Suite 5
South Shore Centre
85 The Esplanade
Perth Western Australia 6151
Telephone: +61 (8) 9367 5211
Facsimile: +61 (8) 9367 5233

Executive Management

Chief Executive Officer	Stuart Murray
Chief Financial Officer	Walter Vorwerk
Mining	Dave Starley
Metallurgy	Phil Rooke
Engineering	Gawie de Wet
New Projects	Gordon Ramsay
Project Management	Neil Collett
Admin & Finance	Graham Ferreira

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Glossary

Aquarius	Aquarius Platinum Limited
AQS	Aquarius Platinum (Australia) Limited
AQPSA	Aquarius Platinum (South Africa) Pty Ltd
UG2 Reef	A PGE bearing chromite layer within the Critical Zone of the Bushveld Complex
g/t	Grams per tonne, measurement unit of grade (1 g/t = 1 ppm or part per million)
JORC code	Australasian code for reporting of Mineral Resources and Ore Reserves
KPM	Kroondal Platinum Mine Limited
Mimosa	Mimosa Mining Company (Private) Limited
PGE	Platinum Group Elements. Six metallic elements commonly found together which constitute the platinoids. These are platinum (Pt), palladium (Pd), rhodium (Rh), ruthenium (Ru), osmium (Os) and iridium (Ir).
PGMs	Platinum Group Metals. Aquarius reports the composite grade comprising Pt+Pd+Rh+Au (gold), the Pt, Pd and Rh being the most economic platinoids in the UG2 Reef.
ROM	Run of Mine. The ore from mining which is fed to the concentrator plant. This is usually a mixture of UG2 ore and waste.
ZCEP	ZCE Platinum Limited

Further information please contact:

In Australia:
Willi Boehm
Aquarius Platinum (Australia) Limited
+61 (8) 9367 5211

In United Kingdom:
Nick Bias
Aquarius Platinum Limited
+ 44 7887 920 530

Phil Dexter
St James's Corporate Services Limited
+44 207 499 3916

In South Africa:
Charmane Russell
Russell & Associates
+27 11 880 3924 / +27 82 376 2327